Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Home Federal Bancorp, Inc.
    Commission File Number for the Related Registration Statement on Form S-4: 333-192865

February 27, 2014
NEWS RELEASE
FOR IMMEDIATE RELEASE
CONTACT:
Larry Helton, Vice President, Grants Pass 541.956.8485
Julie Miller, Executive Vice President, Oregon Region President, 541.617.3509
BANK OF THE CASCADES ANNOUCES EXPANSION IN GRANTS PASS

•	Bank announces May 27 re-opening of branch at Sixth & Savage

•	Branches on both north and south sides of town will offer access to service & convenience throughout Grants Pass.

BEND, Ore., February 27, 2014 -- Bank of the Cascades (the “Bank”), today announced plans to expand services to the Grants Pass community and to re-open its branch at Sixth & Savage on the north side of town on May 27, 2014.
The Bank has previously announced the signing of a merger agreement with Home Federal Bancorp (“Home Federal”). Assuming completion of the merger, Bank of the Cascades will become a leading community bank in the Pacific Northwest with over $2.3 billion in assets. For local business and consumers in Grants Pass, that means expanded financial services and credit opportunities, with a continued commitment to delivering the advantages of a local community bank. Upon completion of the merger, the Bank expects to welcome local Home Federal customers to its two locations in Grants Pass.
Larry Helton, BOTC Vice President & Grants Pass Commercial Lender, commented “We listened! Over the past year, customers have shared with us that they regret the previous closing of our branch on the north side of town. Demonstrating that customer convenience matters, we are very happy to respond with this announcement of our intended re-opening.” Helton continued, “Additionally, when our merger with Home Federal is complete, it will be a pleasure to welcome new customers to our branches. Our location at Sixth and Savage is an expanded facility with ample parking and convenient access. Our current location on Union Avenue will remain open and available to those customers who prefer the convenience of a location on the south side of Grants Pass.”
As a community bank, Bank of the Cascades is very proud to offer the advantages of local banking. According to Julie Miller, EVP and Oregon Regional President; “Where you bank really matters. We are a local resource! Customer deposits stay in our communities and are used to fund loans to local businesses which in turn create jobs and directly contributes to economic health.” Miller continued, “We believe in earning our customers’ business with expertise, access and local commitment. As an example, we are proud to offer the services of experienced commercial bankers who live and work here in Grants Pass. It is not a case of traveling to another community for those services. Bankers who know Grants Pass and know commercial banking, are right here delivering commercial credit and cash management services to help local business grow.”
Upon completion of the merger with Home Federal, the Bank also looks forward to offering its new customers the advantages of local mortgage lending, expanded SBA loan opportunities, a variety of consumer & business credit card programs, mobile banking that includes mobile deposit and bill pay, and more.
Cascade Bancorp (NASDAQ: CACB), headquartered in Bend, Oregon, and its wholly owned subsidiary, Bank of the Cascades, operate in Oregon and Idaho markets. Founded in 1977, Bank of the Cascades offers full-service community banking through 28 branches in Central, Southern and Northwest Oregon, as well as in the greater Boise/Treasure Valley, Idaho area. The Bank has a business strategy that focuses on delivering the best in community banking for the financial well-being of customers and shareholders. It executes its strategy through the consistent delivery of full relationship banking focused on attracting and retaining value-driven customers. For further information, please visit our website at www.botc.com.
FORWARD LOOKING STATEMENTS
This release contains forward-looking statements about Cascade Bancorp’s plans and anticipated results of operations and financial condition. These statements include, but are not limited to, our plans, objectives, expectations, and intentions and are not statements of historical fact. When used in this report, the word "expects," "believes," "anticipates,” “could,” “may,” “will,” “should,” “plan,” “predicts,” “projections,” “continue” and other similar expressions constitute forward-looking statements, as do any other statements that expressly or implicitly predict future events, results or performance, and such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain risks and uncertainties and Cascade Bancorp’s success in managing such risks and uncertainties could cause actual results to differ materially from those projected, including among others, the following factors: local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our results of operations and financial condition; the local housing/real estate market could continue to decline for a longer period than we anticipate; the risks presented by a continued economic recession, which could continue to adversely affect credit quality, collateral values, including real estate collateral and OREO properties, investment values, liquidity and loan originations, reserves for loan losses and charge offs of loans and loan portfolio delinquency rates and may be exacerbated by our concentration of operations in the States of Oregon and Idaho generally, and Central, Southern and Northwest Oregon, as well as the greater Boise/Treasure Valley, Idaho area, specifically; interest rate changes could significantly reduce net interest income and negatively affect funding sources; competition among financial institutions could increase significantly; competition or changes in interest rates could negatively affect net interest margin, as could other factors listed from time to time in Cascade Bancorp’s SEC reports; the reputation of the financial services industry could further deteriorate, which could adversely affect our ability to access markets for funding and to acquire and retain customers; and existing regulatory requirements, changes in regulatory requirements and legislation (including without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act) and our inability to meet those requirements, including capital requirements and increases in our deposit insurance premium, could adversely affect the businesses in which we are engaged, our results of operations and financial condition. Such forward-looking statements also include, but are not limited to, statements about the benefits of the proposed merger involving Cascade and Home Federal, including future financial and operating results, Cascade’s or Home Federal’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite Cascade and Home Federal shareholder approvals; (ii) the risk that Cascade or Home Federal may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) liquidity risk affecting Cascade’s ability to meet its obligations when they come due; (xi) excessive loan losses; (xii) the effect of changes in governmental regulations; and (xiii) other factors we discuss or refer to in the “Risk Factors” section of Cascade’s most recent Annual Report on Form 10-K filed with Securities and Exchange Commission (the “SEC”) on March 29, 2013. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the amendment to the preliminary Registration Statement on Form S-4 (registration statement number 333-192865) that was filed with the SEC on February 21, 2014 in connection with the merger. Additional risks and uncertainties are identified and discussed in Cascade’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this release. Cascade Bancorp undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof. Readers should carefully review all disclosures filed by Cascade Bancorp from time to time with the SEC.
Participants in the Solicitation
Cascade, Home Federal and their respective directors and executive officers may be soliciting proxies from Cascade and Home Federal shareholders in favor of the proposed merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade and Home Federal shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise is set forth in the preliminary joint proxy statement/prospectus filed with the SEC on February 21, 2014. You can find information about Cascade’s directors and executive officers in Cascade’s definitive proxy statement filed with the SEC on March 27, 2013 for its 2013 Annual Meeting of Shareholders. You can find information about Home Federal’s directors and executive officers in Home Federal’s definitive proxy statement filed with the SEC on April 19, 2013. Additional information about Cascade’s directors and executive officers and Home Federal’s directors and executive officers can also be found in the above-referenced preliminary Registration Statement on Form S-4 filed with the SEC on February 21, 2014. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from Cascade and Home Federal using the contact information above.
Additional Information about the Proposed Merger and Where to Find It
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger (registration statement number 333-192865) between Cascade and Home Federal, Cascade has filed with the SEC a preliminary Registration Statement on Form S-4, which includes a preliminary joint proxy statement of Cascade and Home Federal that also constitutes a prospectus. After the registration statement has been declared effective by the SEC, Cascade and Home Federal will deliver a definitive joint proxy statement/prospectus to their respective shareholders. Cascade and Home Federal urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this Transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) Cascade’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) Cascade upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) Home Federal’s website (www.myhomefed.com/ir) under the heading “Investor Relations” and then under the heading “SEC Filings;” or (iv) Home Federal upon written request to Home Federal Bancorp, Inc., Attn: Eric Nadeau, 500 12th Avenue South, Nampa, Idaho 83651.